FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1. Material Fact

Santiago, January 13, 2005

Messrs.

Chilean Securities Commission

Re: COMMUNICATES MATERIAL INFORMATION.

Ladies and Gentlemen:

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Chilean Securities Commission Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Chilean Securities Commission the following material information with respect to the company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

Yesterday, the company and its Board of Directors were notified by the Regional Environmental Commission of the BíoBio Region of Chile (COREMA) that COREMA agreed to initiate sanction proceedings against the company in connection with the “Complejo Forestal Industrial Itata” (Itata Forestry Industrial Complex) project, and had ordered the company (as a precautionary measure) to suspend works on the construction of the pulp plant (phase 2 of the project).

With respect to the above, the Board of Directors agreed to notify you of the following:

1.-	The company was authorized to build a pulp plant in the valley of Itata in the VIII Region of Chile by the National Environmental Commission (CONAMA), by Resolution Nº 9/2001 dated January 26, 2001. Construction began in September 2004 pursuant to such permit.

2.-

On August 30, 2004, the company filed with the environmental impact evaluation system a study entitled “Obras nuevas y actualizaciones del Complejo Forestal e Industrial Itata” (“New works and updates to the Itata Forestry Industrial Complex”). None of the works referred to in such enlargement study have been initiated. Nevertheless, COREMA has deemed that the works currently under construction were not contemplated by the 2001 permit but, rather, by the study that is currently under consideration. As a result, COREMA initiated the sanction proceedings. During the course of such proceedings, we hope to prove that the works under construction correspond to the old permit and not to the study under consideration.

3.-	COREMA has also ordered the company (as a precautionary measure) to suspend works on the construction of the pulp plant. Although the company is certain that it has complied with all applicable legislation, it has proceeded to suspend the construction of such works, which will be reinitiated once the precautionary measure is lifted. The company trusts that it will be clarified that such works are contemplated by the 2001 permit, and are not part of the environmental impact study currently under consideration.

As a result of the above, we are not currently in a position to evaluate the effect that such measures could have on the financial statements or on the value of the shares of the company, which will depend on the future evolution of this situation. In any case, the Board of Directors will inform you of its views on this situation once it has had a chance to obtain more information.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

c.c.

Bolsa de Comercio, La Bolsa St. Nº 64, Santiago

Bolsa de Valores de Chile, Huérfanos Nº 770- 14 Floor, Santiago.

Bolsa de Valores, P.O. Box 218-V, Valparaíso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: January 17, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer